
11008064

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2011
211
SECTION

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________

Commission File Number 1-14094

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Meadowbrook, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Meadowbrook Insurance Group, Inc.
26255 American Drive
Southfield, Michigan 48034-6112

REQUIRED INFORMATION

The Meadowbrook, Inc. 401(k) Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, the financial statements prepared in accordance with ERISA are provided as Exhibit 99.1 to this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Meadowbrook, Inc. 401(k) Profit Sharing Plan

Date: June 28, 2011

By: Karen Spaun

Meadowbrook, Inc.
as Plan Administrator
Name: Karen M. Spaun
Title: Vice President

MEADOWBROOK, INC. 401(K) PROFIT SHARING PLAN

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description	Sequential Page No.
23.1	Consent of Independent Registered Public Accounting Firm	5
99.1	Financial Statements & Consent of Independent Registered Public Accounting Firm	6

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-38929) pertaining to the Meadowbrook, Inc. 401(k) Profit Sharing Plan of our report dated June 27, 2011, with respect to the financial statements and schedule of Meadowbrook, Inc. 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2010.

Ernst + Young LLP

Detroit, Michigan
June 27, 2011

Exhibit 99.1

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Meadowbrook, Inc. 401(k) Profit Sharing Plan
Years Ended December 31, 2010 and 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Meadowbrook, Inc. 401(k) Profit Sharing Plan
Years Ended December 31, 2010 and 2009
With Report of Independent Registered Public Accounting Firm

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2010 and 2009

Contents

ERNST & YOUNG

Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, MI 48226-5495

Tel: +1 313 628 7100
Fax: +1 313 628 7101
www.ey.com

Report of Independent Registered Public Accounting Firm

The Trustees and Participants of
Meadowbrook, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Meadowbrook, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 27, 2011

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31 2010	December 31 2009
Assets		
Receivables:		
Accrued interest and dividends	$ 623	$ 621
Employer contribution	84,206	67,687
Notes receivable from participants	1,310,620	1,033,676
Total receivables	1,395,449	1,101,984
Investments, at fair value:		
Interest bearing cash	10,743	522
Mutual funds	32,455,010	27,179,728
Meadowbrook Insurance Group, Inc. common stock	1,669,897	1,101,576
Common/collective trust fund	8,771,628	7,322,712
Total investments	42,907,278	35,604,538
Net assets reflecting investments at fair value	44,302,727	36,706,522
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	–	534,275
Net assets available for benefits	$ 44,302,727	$ 37,240,797

See accompanying notes.

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2010	**2009**
Additions		
Interest and dividends	**$ 790,691**	$ 567,543
Interest on notes receivable from participants	**61,443**	64,050
	852,134	631,593
Contributions:		
Employer contributions	**1,255,386**	1,237,742
Participant contributions	**3,805,937**	3,923,050
Participant rollovers	**355,886**	1,870,785
	5,417,209	7,031,577
Total additions	**6,269,343**	7,663,170
Deductions		
Benefit payments	**2,481,140**	2,147,637
Administrative expenses	**26,933**	10,110
Total deductions	**2,508,073**	2,157,747
Net realized and unrealized appreciation in fair value of investments	**3,300,660**	5,310,099
Net increase	**7,061,930**	10,815,522
Net assets available for benefits at:		
Beginning of year	**37,240,797**	26,425,275
End of year	**$ 44,302,727**	$ 37,240,797

See accompanying notes.

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2010

1. Description of Plan

The following description of the Meadowbrook, Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined-contribution plan covering the employees of Meadowbrook, Inc. (the Company). All employees with six months of service and who have reached the age of 20 1/2 years or older may enter the Plan relative to their pretax contribution and relative to profit sharing contributions.

The Meadowbrook, Inc. 401(k) Profit Sharing Plan Committee (the Committee) is responsible for the general administration of the Plan. In November 2009, the Plan's trustee, Merrill Lynch, was acquired by Bank of America, N.A. The Plan's trustee is now known as Bank of America, N.A. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may make salary reduction contributions up to 75% of their compensation, as defined by the Plan. Participants may direct the investment of their contributions into any of approximately 40 investment options offered by the Plan, including Meadowbrook Insurance Group, Inc. stock. Participants may change their investment options on a daily basis. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans. In 2010 and 2009, the Company contributed 50% of the first 6% of compensation that a participant contributed to the Plan, subject to certain limitations. In a participant's account, both the participant and Company contributions are combined and treated as one contribution. The contribution is then invested per the participant's direction.

The Company may contribute to the Plan out of its current or accumulated net profit as determined by the Company's board of directors. Such contributions would be allocated to employee accounts based on a calculation of the employee's compensation over total employee compensation of all eligible participants. All contributions are subject to certain limitations of the Internal Revenue Code (the Code).

1. Description of Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings, and is charged with certain administrative fees.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions, their share of the Company's contributions, and earnings arising from participation in the Plan.

Forfeitures

Any amounts forfeited by participants under the Plan are available to reduce subsequent contributions of the Company to the Plan or to reduce administrative expenses of the Plan. Forfeited amounts of $2,396 and $2,027 were available to reduce employer contributions or pay additional plan expenses at December 31, 2010 and 2009, respectively.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.25% to 9.25%, which are commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest on participant loans are paid ratably through semimonthly payroll deductions.

Loans to participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

1. Description of Plan (continued)

Payment of Benefits

On termination of employment, retirement, or death, a participant or a participant's beneficiary will be entitled to a distribution of the vested account balance. The normal form of payment is a single lump sum. An optional form of payment is an annuity that is payable in installments. A participant, under certain circumstances, may elect to receive a hardship withdrawal that is payable in a single lump sum.

Benefits Payable

Benefits payable of $10,743 and $522 were included in the plan assets as of December 31, 2010 and 2009, respectively.

Administrative Expenses

Fees are charged to participants for loan initiation, maintenance, and overnight fees. The plan sponsor pays certain administrative expenses on behalf of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

ProCentury Merger

Following the close of business on July 31, 2008, the merger of Meadowbrook Insurance Group, Inc. (Meadowbrook) and ProCentury Corporation (ProCentury) was completed. Effective July 30, 2008, the Century Surety Company 401(k) Plan, the pension plan that covered the ProCentury employees, was terminated. Effective August 1, 2008, all eligible ProCentury employees who became Meadowbrook employees and had completed at least six months of service were eligible to begin contributing to the Plan immediately. Remaining assets of the Century Surety Company 401(k) Plan balances were distributed to plan participants in 2009. During that time, Century Surety Company participants were able to elect to receive distributions of their account balances or to direct that their account balances be rolled over to an individual retirement account or other eligible retirement plan, including the Meadowbrook, Inc. 401(k) Profit Sharing Plan, if eligible. Participant rollovers related to the Century Surety Company 401(k) Plan were approximately $1.7 million for the year ended December 31, 2009.

2. Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The financial statements of the Plan are maintained on the accrual basis of accounting.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts in the financial statements and accompanying notes and supplemental schedule. Accordingly, actual results may differ from those estimates.

Investment Valuation

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

For the years ended December 31, 2010 and 2009, the Plan's investments include a common/ collective trust, the Merrill Lynch Retirement Preservation Trust (the Trust). Through October 6, 2010, the Trust invested in fully benefit-responsive investment contracts. While this fund is recorded at fair value for both periods presented (see Note 4), these previously held contracts are fully benefit responsive, and an adjustment is reflected in the 2009 statement of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As of December 31, 2010, the Trust no longer invests in fully benefit-responsive contracts and, as a result, no adjustment from fair value to contract value is necessary on the 2010 statement of net assets available for benefits.

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*. FSP 157-4 amended Statement of Financial Accounting Standards (SFAS) No. 157 (codified as Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events*, which was codified into ASC 855, *Subsequent Events*, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.

In September 2009, the FASB issued Accounting Standards Update (ASU) 2009-12, *Investments in Certain Entities That Calculate Net Asset Value Per Share (or Its Equivalent)*. ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the NAV is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting periods presented and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment's NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures (Note 4) regarding the nature and risks of investments within the scope of this guidance. Adoption of ASU 2009-12 did not have a material effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

2. Summary of Significant Accounting Policies (continued)

In January 2010, the FASB issued ASU 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements*. Effective for interim and annual reporting periods beginning after December 15, 2009, ASU 2010-06 requires additional disclosures for financial instrument transfers in and out of Levels 1 and 2 fair value measurements and clarifies existing disclosure requirements around the level of disaggregation and for the inputs and valuation techniques. These additional disclosures are provided in Note 4 – Fair Value Measurements.

In September 2010, the FASB issued an amendment ASU 2010-25, *Plan Accounting — Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Plans*, which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans. This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their principal balance plus any accrued but unpaid interest. This amendment is effective for periods ending after December 15, 2010, with early adoption permitted. This amendment requires retrospective application to all periods presented. This amendment was adopted for the year ended December 31, 2010, and retrospectively applied to December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment. The adoption resulted in a reclassification of participant loans totaling $1,033,676 from investments to notes receivable on the December 31, 2009 statement of net assets available for benefit.

3. Investments

The following presents investments at December 31, 2010 and 2009, that represent 5% or more of the Plan's net assets:

	2010	2009
American Growth Fund	**$ 2,136,916**	$ 2,079,578
The Oakmark Equity and Income Fund Class II	**2,142,377**	2,070,506
Davis NY Venture Fund Class A	(*)	2,275,443
Davis NY Venture Fund Class Y	**2,206,405**	(*)
Pimco Total Return Fund Class A	**2,621,824**	2,181,529
Merrill Lynch Retirement Preservation Trust	**8,771,628**	7,322,712

(*) Investment is not 5% of Plan's net assets; shown for comparative purposes.

3. Investments (continued)

During 2010 and 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2010	2009
Mutual funds	$ **2,307,184**	$ 4,915,229
Meadowbrook Insurance Group, Inc. common stock	**459,201**	139,857
Common collective trust	**534,275**	255,013
	$ **3,300,660**	$ 5,310,099

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below.

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in markets that are not active
- Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (i.e., interest rate and yield curve quotes at commonly quoted intervals)
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

4. Fair Value Measurements (continued)

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk)

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value by the Plan.

Mutual funds: Valued at the NAV of shares held by the Plan.

Common/collective trust fund: Investments in common collective trust funds are valued based on the unit values of the fund. Unit values are determined by the sponsor of the fund by dividing the fund's net assets at fair value by its units outstanding at the valuation dates.

Meadowbrook Insurance Group, Inc. common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Mutual funds:				
Equities/stock fund	$ 23,096,786	$ –	$ –	$ 23,096,786
Fixed income/bond fund	5,893,551	–	–	5,893,551
Blended fund	3,464,673	–	–	3,464,673
Interest bearing cash	10,743	–	–	10,743
Common/collective trust fund	–	8,771,628	–	8,771,628
Meadowbrook Insurance Group, Inc. company stock	1,669,897	–	–	1,669,897
Total assets at fair value at December 31, 2010	$ 34,135,650	$ 8,771,628	$ –	$ 42,907,278

4. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2009			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds:				
Equities/stock fund	$ 18,841,526	$ –	$ –	$ 18,841,526
Fixed income/bond fund	4,963,117	–	–	4,963,117
Blended fund	3,375,085	–	–	3,375,085
Interest bearing cash	522	–	–	522
Common/collective trust fund	–	7,322,712	–	7,322,712
Meadowbrook Insurance Group, Inc. company stock	1,101,576	–	–	1,101,576
Total assets at fair value at December 31, 2009	$ 28,281,826	$ 7,322,712	$ –	$ 35,604,538

The Plan's policy on recognizing transfers between hierarchy levels is applied at the end of a reporting period. There were no significant transfers between the hierarchy levels for either period presented.

5. Related-Party Transactions

Certain plan investments are units of participation in a common collective trust fund and shares of mutual funds managed by Bank of America, N.A. Bank of America, N.A. is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Likewise, Meadowbrook Insurance Group, Inc. is the plan sponsor, and therefore, transactions in shares of Meadowbrook Insurance Group, Inc.'s stock would also qualify as party-in-interest transactions; however, these transactions are exempt from the prohibited transaction rules under ERISA.

6. Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008, stating that the form of the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2010-6 and 2005-16, the plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. Tax Status (continued)

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants' account balances and amounts reported in the statement of net assets available for benefits.

8. Difference Between the Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31	
	2010	**2009**
Net assets available for benefits as reported in the Plan's financial statements	**$ 44,302,727**	$ 37,240,797
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	–	(534,275)
Amounts allocated to withdrawing participants	**(21,486)**	(1,044)
Net assets available for the benefits pursuant to the Form 5500	**$ 44,281,241**	$ 36,705,478

8. Difference Between the Financial Statements and Form 5500 (continued)

	Year Ended December 31	
	2010	**2009**
Interest and dividends from plan assets	**$ 852,134**	$ 631,593
Net realized/unrealized appreciation/depreciation from investment accounts	**3,300,660**	5,310,099
Net investment gain from investments as reported in the financial statements	**4,152,794**	5,941,692
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**534,275**	255,013
Adjustment for withdrawing participants	**(20,442)**	(1,044)
Net investment gain from investments as reported in the Form 5500	**$ 4,666,627**	$ 6,195,661

Supplemental Schedule

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 38-2645138 Plan #333

December 31, 2010

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment		Current Value
	Alger	Alger Capital Appreciation Instl Port	$	1,865,414
	Alger	Alger Capital Appreciation Instl Port – GM		691,436
	American	American Growth Fund		2,136,916
	American	American Growth Fund – GM		428,204
	Aston/Optimum	Aston/Optimum Mid Cap Fund I		131,745
	JP Morgan	JP Morgan Government Bond		460,680
	JP Morgan	JP Morgan Government Bond – GM		936,727
	DWS	DWS Dreman Small Capital Value Class A		928,806
	DWS	DWS Dreman Small Capital Value – GM		285,969
	Davis	Davis NY Venture Fund Class Y		2,206,405
	Davis	Davis Series Financial Fund Class A		147,408
	MFS	MFS Utilities Fund Class A		774,003
	Blackrock	Blackrock HL SC Opportunities Fund		224,415
	Blackrock	Blackrock – Basic Value Fund Class A		2,203,929
	Blackrock	Blackrock – Eurofund Class A		129,668
	Blackrock	Blackrock – Global Allocation Fund Class A		1,322,296
	Blackrock	Blackrock – Equity Dividend Class A		616,313
	Blackrock	Blackrock – Equity Dividend Class A – GM		1,437,368
	Blackrock	Blackrock – S&P 500 Index		564,425
	Blackrock	Blackrock – Small Cap Index		443,094
	Invesco	Invesco Real Estate Fund Institutional		267,878
	Loomis	Loomis Sayles Strategic Class A		732,826
	Prudential Jennison	Prudential Jennison Small Company Fund		497,181
	Prudential Jennison	Prudential Jennison Mid Cap Class A		512,033
	Prudential Jennison	Prudential Jennison Mid Cap GM		349,913
	The Oakmark	The Oakmark Equity and Income Fund Class II		2,142,377
	Perkins	Perkins Mid Cap Value Fund Class A		845,072
	Perkins	Perkins Mid Cap Value GM Class A		523,729
	Pimco	Pimco Total Return Fund Class A		2,621,824
	Pimco	Pimco Total Return Fund Class A – GM		1,141,494
	Thornburg	Thornburg International		797,606
	Thornburg	Thornburg International – GM		1,504,708
	Allianz	Allianz AGIC Pacific Rim Fund		171,029
	Allianz	Allianz NFJ Small Cap Value Class A		394,330
	Pioneer	Pioneer Emerging Markets Class A		265,892
	Templeton	Templeton Foreign Fund		1,165,123
	Franklin Mutual	Franklin Mutual GL Disc Z		586,774
*	Common Stock	Meadowbrook Insurance Group, Inc.		1,669,897
*	Common Collective Trust	Merrill Lynch Retirement Preservation Trust		8,771,628
	Other	Interest-Bearing Cash		10,743
		Total	$	42,907,278

* Identifies party-in-interest.

Note: Historical cost information is disclosed for the Meadowbrook Insurance Group, Inc. common stock since investments can either be participant or non-participant directed. Historical cost information is not disclosed for all other investments since they are solely participant directed.



Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, MI 48226-5495

Tel: +1 313 628 7100
Fax: +1 313 628 7101
www.ey.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-38929) pertaining to the Meadowbrook, Inc. 401(k) Profit Sharing Plan of our report dated June 27, 2011, with respect to the financial statements and schedule of Meadowbrook, Inc. 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2010.

Ernst & Young LLP

June 27, 2011

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com

